

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Travis Beatty
Vice President and Chief Financial Officer
OPTI Canada Inc.
2100, 555-4th Avenue S.W.
Calgary, Alberta
Canada T2P 3E7

  Re: OPTI Canada Inc.
    Amendment No. 1 to Form 40-F for Fiscal Year Ended December 31, 2009
    Filed October 13, 2010
    File No. 333-148909

Dear Mr. Beatty:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       H. Roger Schwall
       Assistant Director